Mail Stop 3561

May 20, 2009

Kenneth Lamé
Chairman of the Board and Acting Chief Executive Officer
HC Innovations, Inc.
10 Progress Drive
Suite 200
Shelton, CT 06484

> **Re:** **HC Innovations, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-52197**

Dear Mr. Lamé:

　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 10. Directors, Executive Officers and Corporate Governance

1.　　Please revise your filing to include the disclosure required by Item 406 of Regulation S-K.

Item 11. Executive Compensation

2.   We note that you granted stock options to non-executive directors pursuant to your 2008 Stock Incentive Plan. Please revise your filing to include the disclosure required by Item 402(r) of Regulation S-K.

Compensation of Executive Officers, page 51

3.   We note your disclosure of an option award for Mr. Walker. Please revise your filing to include the footnote disclosure required by the Instruction to Item 402(n)(2)(vi) of Regulation S-K.

4.   We note your disclosure in the "All Other Compensation" column of payments to Dr. Chess. We also note that on October 6, 2008, you entered into an employment agreement with Mr. Walker. Because these payments and this agreement appear to be material, please revise your filing to include the disclosure required by Item 402(o) of Regulation S-K.

5.   We note that Mr. Walker was granted an option to purchase 1,000,000 shares of your common stock under his October 6, 2008, employment agreement. Please revise your filing to include the disclosure required by Item 402(p) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

6.   Your filing includes references to Dr. Chess as "our Chief Executive Officer." Please clarify your disclosures given your change in CEOs in early 2009, or advise.

7.   Please revise your filing to include the disclosure required by Item 407(a) of Regulation S-K.

Part IV

Item 15. Exhibits, Financial Statement Schedules

8.   We note that on October 6, 2008, you entered into an employment agreement with Mr. Walker. Please revise your filing to include the employment agreement as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

9.   We note your disclosure on page four regarding your Care Management Services Agreement with Emblem Health, Inc. ("Emblem") and on page 42 regarding your contracts with HealthSpring. In addition, we note your disclosure on page 13 indicating that 34% of your revenue in 2008 was attributed to Emblem and that 22% of your revenue in 2008 was attributed to HealthSpring. Please revise your filing to include the

Care Management Services Agreement and the HealthSpring contracts as exhibits. Please see Item 601(b)(10) of Regulation S-K.

10.   We note your disclosure on page 35 regarding your credit facilities. Please revise your filing to include the agreement(s) governing the credit facilities as an exhibit or exhibits. Please see Item 601(b)(10) of Regulation S-K.

11.   We note your disclosure on page 39 regarding the Securities Amendment and Purchase Agreement dated December 23, 2008 the Guarantee and Amended and Restated Security Agreement dated December 23, 2008. Please revise your filing to include these agreements, as well as the related registration rights agreement, form of amended notes, and form of warrants, as exhibits. Please see Item 601(b)(10) of Regulation S-K.

Signatures

12.   Please revise your filing so that it complies with General Instruction D.2 to Form 10-K.

Certifications Required by Exchange Act Rule 13a-14(a)

13.   We note that the certifications required by Exchange Act Rule 13a-14(a) differ in numerous respects from the form set forth in Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-K that includes the entire periodic report and new, corrected certifications.

Other Matter

14.   We note your disclosure on page F-39 regarding your entry into the $510,000 Line of Credit Agreement with certain secured noteholders in March 2009. We also note that you did not file a Form 8-K to disclose your entry into this agreement. Please tell us why your entry into this agreement was not a reportable event on Form 8-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Liquidity and Capital Resources, page 22

15.   We note your disclosure that you will require additional working capital to fund your ongoing business operations. Considering (i) your cash balance of $312,049 at March 31, 2009, (ii) you recognized negative cash flows from operating activities during each fiscal year from December 31, 2005 through December 31, 2008 and for the quarter ended March 31, 2009 (iii) you had a working capital deficiency of $13,701,643 at March 31, 2009 and (iv) your continued operating loss during the quarter ended March 31, 2009, please disclose how you plan to fund your operations for the next twelve months. Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs and to improve your working capital position. Your

revised analysis should also provide an explanation for the significant change in accounts receivable, deferred revenue, accounts payable and accrued expenses and other factors that had a significant impact on your cash flow position. Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

Controls and Procedures, page 26

16.   We note your management concluded that your disclosure controls and procedures "…may not be effective…" Please revise to disclose in unqualified language whether management concluded your disclosure controls and procedures were effective or ineffective.

Changes in Internal Controls, page 26

17.   We note your statement that you "are currently working on changes to [your] internal control over financial reporting…and expect to have these changes fully implemented by the end of the third quarter of 2009." Please revise to specifically disclose any change in internal control over financial reporting that occurred during your first fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director